Exhibit 3.2

CONSENT OF CIBC WORLD MARKETS INC.

The Board of Directors

North American Palladium Ltd.

We hereby consent to the inclusion of our firm’s name and to the references to our firm’s fairness opinion dated June 18, 2015 (the “Fairness Opinion”) and our opinion dated June 18, 2015 in the form described in paragraph 4.03 of Industry Canada’s Policy Statement 15-1 — Policy Concerning Arrangements under Section 192 of the CBCA (the “CBCA Opinion”, and together with the Fairness Opinion, the “CIBC Opinions”) under “Summary”, “Opinions of CIBC” and “Recommendation of the Board” in the Circular contained in this Registration Statement on Form F-7 and to the inclusion of the text of the CIBC Opinions in the Circular contained in this Registration Statement on Form F-7. The CIBC Opinions were given as at June 18, 2015 and remain subject to the assumptions, qualifications and limitations contained therein.

/s/ CIBC World Markets Inc.

Toronto, Canada	CIBC World Markets Inc.

July 6, 2015